Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		March 31, 2025	December 31, 2024
(In millions of Canadian dollars)	Notes	$	$

ASSETS
Current
Cash and cash equivalents		254.0	228.5
Trade and other receivables	4	1,194.3	1,323.8
Unbilled receivables		789.2	724.5
Contract assets		127.3	116.0
Income taxes recoverable		51.1	64.4
Prepaid expenses		82.9	64.3
Other assets	5	30.1	27.5
Total current assets		2,528.9	2,549.0
Non-current
Property and equipment		297.6	299.0
Lease assets		464.4	474.3
Goodwill		2,728.9	2,712.5
Intangible assets		419.6	427.0
Net employee defined benefit asset		78.2	75.0
Deferred tax assets		121.0	119.3
Other assets	5	300.2	300.0
Total assets		6,938.8	6,956.1
LIABILITIES AND EQUITY
Current
Bank indebtedness	6	17.6	17.1
Trade and other payables		898.3	1,018.7
Lease liabilities		115.1	113.6
Deferred revenue		487.5	502.4
Income taxes payable		18.1	32.3
Long-term debt	6,11	176.0	175.0
Provisions	7	63.1	66.4
Other liabilities	8	55.2	53.5
Total current liabilities		1,830.9	1,979.0
Non-current
Lease liabilities		514.9	528.6
Long-term debt	6,11	1,231.3	1,208.5
Provisions	7	181.0	167.9
Net employee defined benefit liability		21.7	22.4
Deferred tax liabilities		62.6	63.6
Other liabilities	8	57.1	41.0
Total liabilities		3,899.5	4,011.0
Total shareholders’ equity		3,039.3	2,945.1
Total liabilities and equity		6,938.8	6,956.1
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended March 31,
		2025	2024
		$	$
(In millions of Canadian dollars, except per share amounts)	Notes		(Note 3.c)[1]
Gross revenue		1,923.6	1,721.4
Less subconsultant and other direct expenses		370.6	351.3

Net revenue		1,553.0	1,370.1
Direct payroll costs	12	709.5	627.6

Project margin		843.5	742.5

Administrative and marketing expenses	9,11,12	612.0	545.9
Depreciation of property and equipment		17.6	15.8
Depreciation of lease assets		32.2	31.5
Amortization of intangible assets		28.7	31.0
Net interest expense and other net finance expense	13	21.4	24.2
Other expenses (income)	14	1.6	(5.3)

Income before income taxes		130.0	99.4

Income taxes
Current		32.5	24.4
Deferred		(2.6)	(2.1)

Total income taxes		29.9	22.3

Net income for the period		100.1	77.1

Weighted average number of shares outstanding - basic and diluted		114,066,995	114,066,995

Shares outstanding, end of the period		114,066,995	114,066,995

Earnings per share - basic and diluted		0.88	0.68
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended March 31,
		2025	2024
		$	$
(In millions of Canadian dollars)	Notes		(Note 3.c)[1]
Net income for the period		100.1	77.1
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	11	18.5	44.3
Net unrealized gain (loss) on financial instruments	5,11	1.3	(2.2)

Other comprehensive income for the period, net of tax		19.8	42.1

Total comprehensive income for the period, net of tax		119.9	119.2
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 9)	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2023	114,066,995	1,271.3	5.5	1,104.5	69.8	2,451.1
Net income (Note 3.c)[1]				77.1		77.1
Other comprehensive income (Note 3.c)[1]					42.1	42.1
Total comprehensive income (Note 3.c)[1]				77.1	42.1	119.2
Dividends declared				(23.9)		(23.9)

Balance, March 31, 2024	114,066,995	1,271.3	5.5	1,157.7	111.9	2,546.4

Balance, December 31, 2024	114,066,995	1,271.3	5.5	1,370.4	297.9	2,945.1
Net income				100.1		100.1
Other comprehensive income					19.8	19.8
Total comprehensive income				100.1	19.8	119.9
Dividends declared				(25.7)		(25.7)

Balance, March 31, 2025	114,066,995	1,271.3	5.5	1,444.8	317.7	3,039.3
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended March 31,
		2025	2024
		$	$
(In millions of Canadian dollars)	Notes		(Note 3.c)[1]
OPERATING ACTIVITIES
Net income		100.1	77.1
Add (deduct) items not affecting cash:
Depreciation of property and equipment		17.6	15.8
Depreciation of lease assets		32.2	31.5
Amortization of intangible assets		28.7	31.0
Share-based compensation	9	12.0	16.2
Provisions	7	21.3	14.9
Other non-cash items		1.3	(8.1)
		213.2	178.4
Trade and other receivables		138.4	45.4
Unbilled receivables		(61.9)	(81.6)
Contract assets		(11.3)	(13.3)
Prepaid expenses		(18.3)	(16.0)
Income taxes net recoverable		(0.9)	15.8
Trade and other payables and other accruals		(142.9)	(88.0)
Deferred revenue		(15.6)	2.0
		(112.5)	(135.7)
Net cash flows from operating activities		100.7	42.7
INVESTING ACTIVITIES
Business acquisitions, net of cash acquired		—	(431.3)
Purchase of investments held for self-insured liabilities	5	(41.4)	(9.8)
Proceeds from sale of investments held for self-insured liabilities	5	34.5	51.3
Purchase of property and equipment and intangible assets		(16.1)	(20.5)
Other		1.4	2.2
Net cash flows used in investing activities		(21.6)	(408.1)
FINANCING ACTIVITIES
Net proceeds from revolving credit facility	15	55.0	270.5
Repayment of notes payable and other financing obligations	15	(51.2)	(23.7)
Net proceeds from bank indebtedness		—	5.1
Net lease payments	15	(33.7)	(21.2)
Payment of dividends to shareholders	9	(23.9)	(22.3)
Net cash flows (used in) from financing activities		(53.8)	208.4
Foreign exchange gain on cash held in foreign currency		0.2	3.6
Net increase (decrease) in cash and cash equivalents		25.5	(153.4)
Cash and cash equivalents, beginning of the period		228.5	352.9
Cash and cash equivalents, end of the period		254.0	199.5
See accompanying notes
1 Revised for change in accounting policy (see Note 3.c)

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the quarter ended March 31, 2025, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on May 14, 2025. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the quarter ended March 31, 2025 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2024 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2024 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, and liabilities. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2024 annual consolidated financial statements.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoption
In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which clarified that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability and introduced targeted disclosure requirements. This amendment became effective January 1, 2025 and did not have a material impact on the Company's consolidated financial statements.

b) Future adoptions
The standards, amendments, and interpretations issued before 2025 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2024 annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-7	Stantec Inc.

In April 2025, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Guarantees Issued on Obligations of Other Entities. The agenda decision clarifies that an entity accounts for a guarantee that it issues based on the requirements in IFRS Accounting Standards, including the scoping requirements and using judgment to determine which standard applies, and not based on the nature of the entity's business activities.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

c) Change in accounting policy
In April 2024, the IFRIC issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3 Business Combinations). IFRS 3 requires contingent payments (including deferred payments) to employees or selling shareholders to be treated as contingent consideration in a business combination or as separate transactions, depending on the nature of the payments. The agenda decision provided clarification on how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers' continued employment.

Historically the Company issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, the Company performed a reassessment of historical acquisitions based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to compensation for post-combination services. The Company has also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The impacts on the Company’s consolidated financial statements were as follows:

Consolidated Statements of Income

	For the quarter ended March 31, 2024 (as previously stated)	Increase (Decrease)	For the quarter ended March 31, 2024 (revised)
	$	$	$
Administrative and marketing expenses	542.9	3.0	545.9
Income before income taxes	102.4	(3.0)	99.4
Deferred income taxes	(1.4)	(0.7)	(2.1)
Net income for the period	79.4	(2.3)	77.1
Earnings per share, basic and diluted	0.70	(0.02)	0.68

Consolidated Statements of Comprehensive Income

	For the quarter ended March 31, 2024 (as previously stated)	Increase (Decrease)	For the quarter ended March 31, 2024 (revised)
	$	$	$
Net income for the period	79.4	(2.3)	77.1
Exchange differences on translation of foreign operations	47.5	(3.2)	44.3
Other comprehensive income (loss) for the period, net of tax	45.3	(3.2)	42.1
Total comprehensive income for the period, net of tax	124.7	(5.5)	119.2

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-8	Stantec Inc.

Consolidated Statements of Cash Flows

	For the quarter ended March 31, 2024 (as previously stated)	Increase (Decrease)	For the quarter ended March 31, 2024 (revised)
	$	$	$
Net income	79.4	(2.3)	77.1
Other non-cash items	(7.4)	(0.7)	(8.1)
Trade and other payables and other accruals	(76.8)	(11.2)	(88.0)
Net cash flows from operating activities	56.9	(14.2)	42.7
Repayment of notes payable and other financing obligations	(37.9)	14.2	(23.7)
Net cash flows from financing activities	194.2	14.2	208.4

4.Trade and Other Receivables

	March 31, 2025	December 31, 2024
	$	$

Trade receivables, net of expected credit losses of $3.0 (2024 – $2.7)	1,151.0	1,282.4
Holdbacks and other	27.8	26.5
Insurance receivables	15.5	14.9
Trade and other receivables	1,194.3	1,323.8

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
March 31, 2025	1,154.0	718.5	229.3	53.9	54.8	97.5
December 31, 2024	1,285.1	655.9	380.6	118.3	36.1	94.2

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 11.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-9	Stantec Inc.

5.Other Assets

		March 31, 2025	December 31, 2024
	Notes	$	$

Financial assets
Investments held for self-insured liabilities	10	201.9	195.7
Holdbacks on long-term contracts		39.8	43.7
Derivative financial instruments	11	24.1	20.7
Insurance recovery assets		12.4	10.6
Other		35.6	39.2
Non-financial assets
Other		16.5	17.6
		330.3	327.5
Less current portion - financial		28.8	26.2
Less current portion - non-financial		1.3	1.3
Long-term portion		300.2	300.0

Financial assets — Other primarily includes sublease receivables and deposits. Non-financial assets — Other primarily includes investments in joint ventures and associates, transaction costs on long-term debt, and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income with unrealized gains (losses) recorded in other comprehensive income. Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income.

6.Long-Term Debt

	March 31, 2025	December 31, 2024
	$	$
Senior unsecured notes	548.2	548.1
Revolving credit facility	311.0	256.0
Term loan facilities	406.1	405.6
Notes payable	89.3	116.8
Other financing obligations	52.7	57.0
	1,407.3	1,383.5
Less current portion	176.0	175.0
Long-term portion	1,231.3	1,208.5

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum; and
•$250 of notes that mature on June 27, 2030, bearing interest at a fixed rate of 5.393% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-10	Stantec Inc.

Revolving credit and term loan facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of an unsecured senior revolving credit facility in the maximum amount of $800 and an unsecured senior term loan of $310 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan facilities are unsecured, may be repaid from time to time at the option of the Company, and mature at various dates before June 27, 2029. The Company also has an unsecured bilateral term credit facility of $100 that matures on June 28, 2025. The average interest rate for the credit facilities at March 31, 2025, was 4.34% (December 31, 2024 – 4.86%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan facilities, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2024. The Company was in compliance with these covenants as at and throughout the quarter ended March 31, 2025.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 and an overdraft facility of up to AU$5, repayable on demand.

Notes payable and other finance obligations
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2025 to 2027. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements.

The Company has other financing obligations for software (included in intangible assets), equipment, and leasehold improvements. These obligations expire at various dates before February 2029.

Letter of credit and surety facilities
The Company issues letters of credit within its revolving credit facility and has a separate facility outside of its revolving credit facility that provides letters of credit up to $100. The Company also enters into bonds for certain projects.

7.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2025	113.1	70.0	29.6	21.6	234.3
Current period provisions	11.5	10.5	0.6	0.3	22.9
Paid or otherwise settled	(7.1)	(3.3)	(0.1)	(2.7)	(13.2)
Impact of foreign exchange	(0.3)	0.3	0.1	—	0.1
	117.2	77.5	30.2	19.2	244.1
Less current portion	12.5	36.2	4.2	10.2	63.1
Long-term portion	104.7	41.3	26.0	9.0	181.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-11	Stantec Inc.

8.Other Liabilities

	March 31, 2025	December 31, 2024
	$	$

Cash-settled share-based compensation	95.4	85.2
Other	16.9	9.3
	112.3	94.5
Less current portion	55.2	53.5
Long-term portion	57.1	41.0

9.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 2,281,339 common shares during the period December 13, 2024 to December 12, 2025, and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. As at March 31, 2025 and December 31, 2024, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2025:

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 7, 2024	December 31, 2024	January 15, 2025	0.210	23.9
February 24, 2025	March 28, 2025	April 15, 2025	0.225	—

At March 31, 2025, trade and other payables included $25.7 related to the dividends declared on February 24, 2025.

Share-based payment transactions
During the first quarter of 2025, the Company recognized a net share-based compensation expense of $12.0 (March 31, 2024 - $16.2), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $17.2 (March 31, 2024 - $19.7) offset by a hedge impact of $5.2 (March 31, 2024 - $3.5) (note 12).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-12	Stantec Inc.

10. Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first quarter of 2025, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At March 31, 2025	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	5	201.9	—	201.9	—
Derivative financial instruments	5,11	24.1	—	24.1	—
Liabilities
Notes payable	6	89.3	—	—	89.3
At December 31, 2024
Assets
Investments held for self-insured liabilities	5	195.7	—	195.7	—
Derivative financial instruments	5,11	20.7	—	20.7	—
Liabilities
Notes payable	6	116.8	—	—	116.8

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable includes a forfeiture assumption which is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. The forfeiture assumption is based on historical forfeiture experience, which has not been significant. For payments with terms greater than one year, the estimated liability is discounted using market rates of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-13	Stantec Inc.

		Carrying Amount	Level 1	Level 2	Level 3
At March 31, 2025	Note	$	$	$	$
Senior unsecured notes	6	548.2	—	560.5	—

At December 31, 2024
Senior unsecured notes	6	548.1	—	548.2	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.
11.Financial Instruments
Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its restricted share units (RSUs) as a cash flow hedge, with a notional amount of $25.5 maturing between 2025 and 2027. The fair value of the TRSs are based on the difference between the hedged price and the fair value of the Company’s common shares and are recorded in other assets (note 5).

During the first quarter of 2025, the TRSs related to the Company's RSUs had a fair value of $12.8 (December 31, 2024 - $10.7), a gain of $2.1 ($1.6 net of tax) (March 31, 2024 - a gain of $2.0 ($1.5 net of tax)) in other comprehensive income, and a gain of $2.3 (March 31, 2024 - gain of $2.3) was reclassified to the consolidated statements of income, in administrative and marketing expenses. The TRSs related to the Company's performance share units (PSUs) and deferred share units (DSUs), for which hedge accounting was not applied, had a fair value of $11.1 (December 31, 2024 - $8.2) and a net unrealized gain of $2.9 (March 31, 2024 – unrealized gain of $1.2) which was recognized in administrative and marketing expenses in the consolidated statements of income.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at March 31, 2025, was $2,678.6 (December 31, 2024 – $2,702.7).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At March 31, 2025, the days of revenue in trade receivables was 56 days (December 31, 2024 – 61 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at March 31, 2025, would increase or decrease the Company’s net income by $2.8 (March 31, 2024 - $2.4), respectively.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-14	Stantec Inc.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its PSUs, RSUs, and DSUs by entering into TRSs.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan facilities, bilateral, multicurrency, and overdraft credit facilities, and the issuance of common shares. The unused capacity of the credit facilities at March 31, 2025, was $508.7 (December 31, 2024 – $563.2) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 6). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s credit and term loan facilities at March 31, 2025, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $1.4 (March 31, 2024 - $1.5), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, bank indebtedness, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income.

12.Employee Costs

		For the quarter ended March 31,
		2025	2024
	Note	$	$
Wages, salaries, and benefits	3.c	1,125.3	1,001.9
Pension costs		33.4	28.2
Net share-based compensation	9,11	12.0	16.2
Total employee costs		1,170.7	1,046.3
Direct labor		709.5	627.6
Indirect labor		461.2	418.7
Total employee costs		1,170.7	1,046.3

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-15	Stantec Inc.

13.Net Interest Expense and Other Net Finance Expense

	For the quarter ended March 31,
	2025	2024
	$	$
Total net interest expense	21.0	24.0
Other net finance expense	0.4	0.2
Net interest expense and other net finance expense	21.4	24.2

Interest expense on the Company’s long-term debt and bank indebtedness for the first quarter of 2025 was $15.5 (March 31, 2024 – $19.3) (note 6). Interest on lease liabilities during the first quarter of 2025 was $7.4 (March 31, 2024 - $7.1).

14.Other Expenses (Income)

	For the quarter ended March 31,
	2025	2024
	$	$

Realized gain on investments	(7.3)	(4.0)
Unrealized loss (gain) on equity securities	8.7	(1.9)
Other	0.2	0.6
Total other expenses (income)	1.6	(5.3)

15.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2025, is as follows:

	Senior Unsecured Notes	Revolving Credit and Term Loan Facilities	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2025	548.1	661.6	116.8	57.0	642.2	2,025.7
Statement of cash flows
Net proceeds (repayments)		55.0	(29.1)	(22.1)	(33.7)	(29.9)
Non-cash changes
Foreign exchange			1.8	—	3.5	5.3
Additions and modifications				17.3	17.1	34.4
Other	0.1	0.5	(0.2)	0.5	0.9	1.8
March 31, 2025	548.2	717.1	89.3	52.7	630.0	2,037.3

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-16	Stantec Inc.

A reconciliation of liabilities arising from financing activities for the quarter ended March 31, 2024, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Other Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
			(Note 3.c)
January 1, 2024	547.6	487.7	52.0	10.9	579.1	1,677.3
Statement of cash flows
Net proceeds (repayments)	—	270.5	—	(23.7)	(21.2)	225.6
Non-cash changes
Foreign exchange	—	1.3	0.9	0.2	4.6	7.0
Additions and modifications	—	—	—	51.1	27.8	78.9
Acquisitions	—	—	72.2	8.6	42.4	123.2
Other	0.1	0.2	0.2	0.5	—	1.0
March 31, 2024	547.7	759.7	125.3	47.6	632.7	2,113.0

	For the quarter ended March 31,
	2025	2024
	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	31.9	8.7
Interest paid, net of receipts	15.7	15.6

16.Segmented Information
The Company provides comprehensive professional services worldwide. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the chief operating decision maker based on project margin and is measured consistently with project margin in the consolidated financial statements. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the quarter ended March 31, 2025
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	425.7	1,051.8	446.1	1,923.6
Less subconsultants and other direct expenses and net revenue inter-segment allocations	53.6	246.9	70.1	370.6
Total net revenue	372.1	804.9	376.0	1,553.0
Direct payroll costs	172.6	361.2	175.7	709.5
Project margin	199.5	443.7	200.3	843.5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-17	Stantec Inc.

	For the quarter ended March 31, 2024
	Canada	United States	Global	Consolidated
	$	$	$	$

Gross revenue from external customers	355.7	985.4	380.3	1,721.4
Less subconsultants and other direct expenses and net revenue inter-segment allocations	32.0	251.5	67.8	351.3
Total net revenue	323.7	733.9	312.5	1,370.1
Direct payroll costs	151.4	331.4	144.8	627.6
Project margin	172.3	402.5	167.7	742.5

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	March 31	December 31	For the quarter ended March 31,
	2025	2024	2025	2024
	$	$	$	$

Canada	691.1	692.3	425.7	355.7
United States	2,000.6	2,020.7	1,051.8	985.4
United Kingdom	377.1	367.0	167.7	117.1
Australia	336.5	339.3	92.6	101.8
Other geographies	505.2	493.5	185.8	161.4
	3,910.5	3,912.8	1,923.6	1,721.4

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the quarter ended March 31,
	2025	2024
	$	$

Infrastructure	514.4	463.2
Water	422.8	380.0
Buildings	435.0	383.9
Environmental Services	344.8	322.0
Energy & Resources	206.6	172.3
Total gross revenue from external customers	1,923.6	1,721.4

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-18	Stantec Inc.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

17.Events after the Reporting Period
Page
On April 2, 2025, the Company entered into a definitive purchase agreement to acquire all the issued and outstanding membership interests of Page. The acquisition is expected to close upon receipt of required regulatory approvals. Page is a 1,400-person architecture and engineering firm headquartered in Washington, DC serving the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets. This acquisition primarily strengthens the Company's Buildings operations in the United States cash generating unit (CGU).

Ryan Hanley
On April 8, 2025, the Company acquired all the issued and outstanding shares of Kallan Sustainable Holdings Limited and Ryan Hanley Limited (collectively Ryan Hanley). Ryan Hanley is a 150-person engineering and environmental consultancy with locations across Ireland. This acquisition will strengthen the Company's Water operations in the Global group of CGUs.

Dividends
On May 14, 2025, the Company declared a dividend of $0.225 per share, payable on July 15, 2025, to shareholders of record on June 30, 2025.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data March 31, 2025	F-19	Stantec Inc.